UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Stanmore Associates, L.P.
   41 East 42nd Street
   New York, New York  10017
2. Date of Event Requiring Statement (Month/Day/Year)
   9/18/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Organogenesis, Inc. (ORG)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               | 2,984,214 (1)        |   (1)          |     (1)                                       |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

                                  1 of 4 Pages


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) See Schedule I.

Stanmore Associates, L.P.
By: Stanmore Corporation, its General Partner

     /s/Albert Erani                 9/28/98
    ----------------------------------------
By: Albert Erani, President
(** signature of Reporting Person)


                                  2 of 4 Pages

                                   SCHEDULE I


         This Statement is being filed by Stanmore Associates, L.P. ("Stanmore"); by Stanmore Corporation; by Alan Ades and his wife, Ita Josette Ades, and their sons, Maurice and Robert; by Albert Erani and his wife, Barbara Erani; and by Dennis Erani, the brother of Albert (collectively, the "Reporting Persons"). Reference is made to the Statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on January 24, 1997, as amended on September 30, 1997 and April 8, 1998.

         The Reporting Persons beneficially own an aggregate of 2,984,214 shares of Common Stock, representing approximately 10.2% of the shares of Common Stock. Stanmore beneficially owns 3,000 of such shares; Stanmore Corporation beneficially owns 3,000 of such shares; Alan Ades beneficially owns 1,332,156 of such shares; Ita Josette Ades beneficially owns 5,250 of such shares; Maurice Ades beneficially owns 50,000 of such shares; Robert Ades beneficially owns 38,500 of such shares; Dennis Erani beneficially owns 232,500 of such shares; Albert Erani beneficially owns 1,448,183 of such shares; and Barbara Erani beneficially owns 83,543 of such shares.

         By reason of its position as general partner of Stanmore, Stanmore Corporation may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Stanmore. Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended, Stanmore Corporation disclaims beneficial ownership of such shares. By reason of their positions as officers and directors of Stanmore Corporation, Alan Ades and Albert Erani may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Stanmore. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Alan Ades and Albert Erani disclaim beneficial ownership of such shares.

         The shares held by Albert and Barbara Erani include shares held as custodians under the New York Uniform Gift to Minors Act for the benefit of their children, Robert, David and Emily Erani, and thus they may be deemed beneficial owners of such shares.

         The shares held by Alan Ades include shares held as custodians under the New York Uniform Gift to Minors Act for the benefit of his daughter, Rebecca Ades, and thus he may be deemed beneficial owner of such shares.

         The shares held by Dennis Erani include shares held as custodian under the New York Uniform Gift to Minors Act for the benefit of his children, Robert
H. and Emily G. Erani, and thus he may be deemed beneficial owner of such shares.

         The shares jointly held by Alan Ades and Albert Erani also include shares held by various corporate pension plans, of which they are the sole trustees, and thus they may be deemed beneficial owners of such shares. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Alan Ades and Albert Erani expressly disclaim beneficial ownership of such shares.


                                Page 3 of 4 pages

                             Joint Filer Information
                             -----------------------



Names:         Stanmore Corporation
               Alan Ades
               Ita Josette Ades
               Maurice Ades
               Robert Ades
               Albert Erani
               Barbara Erani
               Dennis Erani

Address:       c/o Stanmore Associates, L.P.
               41 East 42nd Street
               New York, New York  10017

Designated Filer: Stanmore Associates, L.P.

Issuer and
Ticker Symbol:    Organogenesis, Inc. (ORG)

Date of Event
Requiring Statement:         September 18, 1998

Signatures:

Stanmore Corporation

By: /s/ Albert Erani
   -----------------
    Albert Erani
    President

/s/ Alan Ades
-------------

/s/ Ita Josette Ades
--------------------

/s/ Maurice Ades
----------------

/s/ Robert Ades
---------------

/s/ Albert Erani
----------------

/s/ Barbara Erani
-----------------

/s/ Dennis Erani
----------------


                                Page 4 of 4 pages